Delisting Determination,The Nasdaq Stock Market, LLC,
April 28, 2017, Gordmans Stores, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Unilife Corporation.
(the Company), effective at the opening of the trading session on May 8, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified
of the Staffs determination on April 12, 2017. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 21, 2017.